SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                     CHANGES IN INTERESTED PARTIES HOLDINGS

THE FOLLOWING ARE THE CHANGES IN THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY INTERESTED PARTIES (AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) MADE ON DECEMBER 31, 2008:

---------------------------------- ---------------------------------------------
NAME OF INTERESTED PARTY           Jacob Gelbard
---------------------------------- ---------------------------------------------
DESCRIPTION OF INTERESTED PARTY    Chairman of the Board of Directors
---------------------------------- ---------------------------------------------
DESCRIPTION OF CHANGE              Purchase of shares
---------------------------------- ---------------------------------------------
DATE OF CHANGE                     31/12/08
---------------------------------- ---------------------------------------------
CURRENCY OF THE TRANSACTION        NIS
---------------------------------- ---------------------------------------------
PRICE                              1.20 NIS
---------------------------------- ---------------------------------------------
NUMBER OF SHARES                   336
---------------------------------- ---------------------------------------------
TOTAL HOLDINGS PRIOR TO THE
PURCHASE DETAILED IN THIS REPORT   518,000 shares plus 300,000 options
---------------------------------- ---------------------------------------------
HOLDING RATE AFTER THE CHANGE      2.44% or 3.86% (including the options)
---------------------------------- ---------------------------------------------
HOLDING RATE AFTER THE CHANGE ON
A FULLY DILUTED BASIS              2.23% or 3.53% (including the options)
---------------------------------- ---------------------------------------------

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: January 1, 2009


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